Exhibit 14

XG SCIENCES, INC.

Code of Ethics

I.	Introduction

This Code of Ethics (“Code”) has been adopted by the Board of Directors (the “Board”) of XG Sciences, Inc. (the “Company”) and is intended to focus the Company’s directors, officers and employees (sometimes referred to as “you”) on areas of ethical risk, provide guidance to help them recognize and appropriately deal with ethical issues, describe how they should report possible unethical conduct, and help foster a culture of honesty and accountability.

This Code applies worldwide to all officers and employees of the Company and its controlled subsidiaries, as well as to all members of the Company’s Board. Any references in this Code to “employees” include regular, full-time employees and part-time and temporary employees.

II.	Expectations of Directors, Officers and Employees

Directors, officers and employees of the Company are expected to comply at all times with this Code and with all applicable domestic federal, state and local and foreign laws and regulations (the “Laws”). This Code requires that directors, officers and employees avoid even the appearance of improper behavior.

III.	How to Address Possible Conflicts Between this Code and applicable Laws

The Company and its directors, officers and employees are subject to the Laws of the United States and of other jurisdictions around the world. Directors, officers and employees are expected to comply with this Code and all applicable Laws. If you believe a part of this Code conflicts with an applicable Law, the Law is controlling. You should contact the Company’s Chief Executive Officer promptly for guidance if you believe such a conflict exists, or if you are uncertain about a Laws’ applicability or requirements.

IV.	How to Report Possible Violations of this Code or the Laws

All of us have an obligation to uphold the Company’s ethical standards. If you become aware of behavior or a situation that you believe may be a violation of this Code or applicable Laws, you should report the matter to your direct supervisor promptly. If you have reason to believe that reporting to your direct supervisor is unlikely to resolve the violation, you should report the matter to an indirect supervisor as appropriate, including to the Chief Executive Officer or Board if appropriate. If there are concerns or complaints that require confidentiality, including remaining anonymous, then you should request confidentiality, and the Company will seek to protect it subject to applicable Law and imperative business concerns.

Final Version, adopted by Board of Directors on June 18, 2015	1

V.	No Retaliation

The Company values the assistance of directors, officers, and employees who identify potential violations of this Code and applicable Laws. Any retaliation against a director, officer or employee who raises an issue honestly and in good faith is a violation of this Code. If any director, employee, or officer raises a concern honestly and in good faith, or participates in any appropriate manner in any investigation, proceeding or hearing, those actions must not be the basis for any adverse action or retaliation against that person, including termination, demotion or suspension.

VI.	Making False Accusations; Interfering with Investigations

The Company is committed to protecting any director, officer or employee who raises a concern about a possible violation of this Code or an applicable Law honestly and in good faith. However, it is a violation of this Code for a director, officer or employee to knowingly make a false accusation, lie to investigators or interfere with or refuse to cooperate with an investigation of a possible violation of this Code or an applicable Law. Allegations of wrongdoing that are made maliciously in bad faith or interfering with an investigation may subject an individual to disciplinary action, including termination.

VII.	Integrity Regarding the Company’s Business, Financial and Regulatory Records

All officers and employees should strive to ensure that the Company’s business, financial and regulatory records are accurate and complete. These records include not only records relating to the Company’s financial statements and accounts, but other regulatory-related reports, time records, expense reports and benefit claim forms, for example.

Accurate recordkeeping and reporting helps the Company satisfy its legal and regulatory obligations, and also reflects on the Company’s credibility and reputation. As such, officers and employees should:

a.	Record and classify transactions in the proper accounting period and in the appropriate account and segment, and never accelerate or delay the recording of revenue or expenses to meet budgetary or performance goals;

b.	Support estimates and accruals with appropriate documentation and good faith, reasonable judgment;

c.	Never falsify a Company record;

d.	Never distort the true nature of any transaction; and

e.	Never aide or enable another person’s efforts to unlawfully evade taxes or avoid local currency laws, such as a supplier or service provider who requests that payment for goods or services be made to a person or firm that did not provide the Company with the goods or services.

In addition, any proposed change in the Company’s accounting policies and practices must be reported to and approved in advance by the Company’s Chief Financial Officer.

VIII.	Records Retention

You may collect large amounts of information as part of your job (such as emails, spreadsheets, contracts, and presentations) that may need to be retained for some period of time for business, legal or tax reasons. It is important to keep this information for the period of time required and then properly dispose of the information upon the expiration of that required retention period.

Final Version, adopted by Board of Directors on June 18, 2015	2

IX.	Confidentiality and Non-Public Information

Much of the information that we learn about, observe or work with each week is confidential. For purposes of this Code, “confidential information” includes information, including a formula, pattern, compilation, program, device, method, technique or process, or business practices that: (a) derives independent economic value, actual or potential, from not being generally known to, and not being readily ascertainable by proper means by, other persons who can obtain economic value from its disclosure or use; and (b) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy. Confidential information also includes, but is not limited to, files, letters, memoranda, reports, records, computer disks or other computer storage medium, data, models or any photographic or other tangible materials containing such information, customer lists and names and other information, customer contracts, other corporate contracts, computer programs, proprietary manufacturing practices and technical information, strategies, sales, promotional or marketing plans or strategies, programs, techniques, practices, any expansion plans (including existing and entry into new geographic and/or product markets), pricing information, product or service offering specifications or plans thereof, business plans, financial information and other financial plans, data pertaining to the Company’s operating performance, employee lists, salary information, all information the Company receives from customers or other third parties that is not generally known to the public or is subject to a confidentiality agreement, training manuals, and other materials and business information of a similar nature, including information about the Company itself or any affiliated entity. Further, all data, spreadsheets, reports, records, know-how, verbal communication, proprietary and technical information and other confidential materials of similar kind transmitted by the Company to a director, officer or employee or developed by any of them on behalf of the Company are expressly included within the definition of “confidential information.” The fact the Company may be seeking to complete a business transaction is “confidential information” within the meaning of this Code, as well as all notes, analysis, innovations or other material derived from confidential information. It is the intent of the definition to include confidential information related to the research, development, manufacture and sale of graphene nanoplatelets which is not generally known to the public.

Confidential information is important to our competitive advantage, and each director, officer, and employee must (a) hold in confidence and refrain from disclosing to any other party all confidential information, whether written or oral, tangible or intangible, concerning the Company and its business and operations unless such disclosure is accompanied by a non-disclosure agreement executed by the Company with the party to whom such confidential information is provided, (b) use the confidential information solely in connection with his or her role on behalf of the Company and for no other purpose, (c) take all reasonable precautions necessary to ensure that the confidential information is not shown, copied or disclosed to third parties, without the prior written consent of the Company, (d) observe all security policies implemented by the Company from time to time with respect to the confidential information, and (e) not use or disclose, directly or indirectly, as an individual or as a partner, joint venturer, employee, agent, salesman, contractor, officer, director or otherwise, for the benefit of himself or herself or any other person, partnership, firm, corporation, association or other legal entity, any confidential information, unless expressly permitted by this Agreement. Immediately contact your direct supervisor if a third party requests or demands that you disclose confidential information.

Final Version, adopted by Board of Directors on June 18, 2015	3

X.	Insider Trading

Effective upon any securities of the Company becoming publicly traded, directors, officers and employees may not trade in the Company’s stock or other securities based on material, non-public information, or provide such information to others so that they may trade in Company securities, as that type of activity is a violation of this Code and may violate certain Laws, including United States securities laws. “Material” information is information that an investor might consider important when making a decision to buy, sell or hold Company securities, such as the Company’s common or preferred stock.

The Company considers information to be non-public until the end of the second full business day after it has been disclosed by the Company in a press release or a filing with the SEC.

Some non-exclusive examples of information that may be considered material and non-public (if the information has not been publicly disclosed), includes information about: (a) earnings, revenues or other financial information; (b) sales volumes or margins; (c) business strategies; (d) potential mergers, acquisitions or divestitures; (e) new products or services to be launched; (f) additions or losses of significant customers or suppliers; (g) borrowing activities or transactions; and (h) events related to the Company’s securities, such as a share repurchase program or changes in dividends.

XI.	Conflicts of Interests

All directors, officers and employees of the Company must avoid situations that present or might be construed as presenting a conflict of interest. A “conflict of interest” occurs when a director’s, officer’s or employee’s private or professional interests interfere in any way — or even appear to interfere — with the interests of the Company as a whole. A conflict situation can arise when a director, officer or employee takes actions or has interests that may make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when a director, officer or employee, or member of his or her family, receives improper personal benefits as a result of his or her position with the Company.

This Code cannot address every potential conflict of interest, so use your conscience and common sense to identify situations that may create the appearance of a conflict of interest. If you are unsure about whether a situation presents a conflict of interest, you should discuss the matter as required below, or if this Code does not otherwise direct, with your direct supervisor, who should consider whether it is appropriate to refer the matter to the Chief Executive Officer or Board. Certain common circumstances are discussed below.

a.	Financial Interests and Outside Investments. Your personal financial interests and outside investments should not conflict with your responsibilities to the Company. In particular, significant financial interests in a competitor of the Company, or in a current or prospective customer, supplier, vendor or service provider (a “Business Partner”), should be disclosed to the Chief Executive Officer for a conflict of interest assessment. Owning less than 5% of the securities (such as stock or bonds) of a competitor or Business Partner that is publicly traded is not considered a conflict of interest.

Final Version, adopted by Board of Directors on June 18, 2015	4

b.	Familial Relationships with Representatives of Business Partners. If you have a spouse, parent, sibling, grandparent, child, grandchild, mother-in-law, father-in-law, or same or opposite sex domestic partner, or any other family member or partner who resides with you or who is financially dependent on you (collectively, a “Relative”), who is a director, officer or employee of a competitor of the Company, or who is a director, officer or employee of any current or prospective Business Partner, or who owns more than five percent of the ownership interests of that Business Partner (collectively, a “Representative”), and you have the ability to directly or indirectly influence the Company’s selection of, or business terms and conditions with, the Business Partner for whom your Relative is a Representative, you must immediately disclose that relationship to the Chief Executive Officer for a conflict of interest assessment. You should avoid any situation where you recommend a Business Partner for whom your Relative is a Representative for a business relationship with the Company, or become involved in negotiating any of the business terms and conditions between the Company and any such Business Partner, without having first disclosed to the Chief Executive Officer that your Relative is a Representative of that Business Partner.

c.	Friendships with Representatives of Business Partners. You may have friends who are Representatives of current or prospective Business Partners of the Company. If you deal with, or have the ability to directly or indirectly influence the Company’s current or prospective business relationship with, any such Business Partner, you should take care to ensure that your friendship does not affect, or appear to affect, your ability to act in the best interests of the Company. If you are uncertain about whether your friendship with a Representative of a Business Partner may create an undesirable conflict of interest, you should consult with the Chief Executive Officer.

d.	Business Relationships Involving Our Directors. Non-management members of the Company’s Board of Directors must disclose to the Chairman of the Executive Committee of the Board of Directors any proposed arrangement in which the director, or an immediate family member of the director, may work for, be a consultant to, advise, serve on the board of directors of, perform services for or otherwise be affiliated with a Business Partner of the Company. Chairman of the Executive Committee of the Board of Directors will then, after consultation with the Chief Executive Officer, analyze the transaction in light of conflict of interest, independence and disclosure requirements of applicable Laws and this Code.

e.	Gifts, Meals and Entertainment. You should not accept gifts, meals or entertainment, or any other favor, from current or prospective Business Partners if doing so might compromise, or appear to compromise, your ability to make objective business decisions in the best interest of the Company. Acceptance of gifts, meals or entertainment that exceeds or falls outside of the following limitations must be approved by the Chief Executive Officer.

i.	Do not accept gifts, meals or entertainment in exchange for doing, or promising to do, anything for a current or prospective Business Partner.

ii.	Do not ask for gifts, meals or entertainment from a current or prospective Business Partner.

iii.	Do not accept cash or cash equivalents, such as gift cards, from a current or prospective Business Partner.

iv.	Do not accept gifts, meals or entertainment that exceeds the bounds of propriety or reasonable business standards. Appropriate gifts, meals or entertainment will not be of more than a modest value. Examples of acceptable gifts to receive include a logo pen, shirt or small gift basket of modest value. Examples of gifts that are not acceptable include a set of golf clubs, a new iPad or a smart-phone.

Final Version, adopted by Board of Directors on June 18, 2015	5

v.	You may accept occasional meals and entertainment from a Business Partner if the costs involved are in line with local custom for business-related meals and entertainment, and doing so does not violate any applicable Laws. For example, occasionally attending ordinary business meals and local arts or sporting events is generally acceptable if it does not violate applicable Laws. Generally, representatives of the Business Partner should be in attendance at these events.

vi.	Gifts or corporate discounts offered to large groups of Company employees as part of an agreement between the Company and a Business Partner may be accepted and used as intended by the Business Partner and Company. Any such gifts or discounts of more than nominal value should not be accepted by only a single employee of the Company, or by only a small, select group of Company employees.

vii.	Gifts of only symbolic value, such as trophies, “deal toys,” or plaques that are inscribed in recognition of a business relationship or transaction may be accepted.

viii.	If you are invited by a current or prospective Business Partner to an event involving out-of-town travel or an overnight stay, or to a premium event such as the Olympics, World Cup, Super Bowl or similar event, you must consult with the Chief Executive Officer about whether you will be allowed to attend such an event, and how the costs of such an event will be paid. If there is an adequate business rationale for your attendance, then the Company should pay for your travel and attendance at the event.

ix.	Gifts, meals and entertainment provided by the Company to current or prospective Business Partners should be reasonable and appropriate under the circumstances. Company employees must always be sensitive to our Business Partners’ own rules and policies regarding their Representatives receiving gifts, meals and entertainment.

x.	Nothing of value should be provided to any foreign government official or representative of a foreign company that is owned in whole or in part by a foreign government, without the prior approval of the Chief Executive Officer.

XII.	Corporate Opportunities

Employees, officers and directors are prohibited from: (a) taking for themselves personally opportunities that are discovered through the use of corporate property, information or position; (b) using corporate property, information or position for personal gain; and (c) competing with the Company. Employees, officers and directors owe a duty to the Company to advance its legitimate interests when the opportunity to do so arises.

Final Version, adopted by Board of Directors on June 18, 2015	6

XIII.	Anti-Bribery and the United States Foreign Corrupt Practices Act

Many countries, such as the United States and the United Kingdom, have Laws making it a crime to bribe a government official for a business favor or to otherwise gain an improper business advantage. For example, since the Company is incorporated in the United States, it is subject to the United States Foreign Corrupt Practices Act, which prohibits bribes to officials of non-U.S. governments. Bribes go beyond simply making cash payments, and may also include giving gifts or other items of value to a government official to influence a discretionary decision. Some examples of bribes include:

a.	Improper payments to a government official to award business to the Company, or to continue a business relationship;

b.	Giving a “gift” of significant value to a government official to influence the outcome of a government audit or inspection; and

c.	Improper payments to a government official to obtain a favorable tax decision or ruling.

This Code prohibits Company directors, officers or employees (as well as agents, distributors, and intermediaries of the Company) from making or offering to make payments of money, gifts or “anything of value” to any government official in order to obtain an improper benefit. The phrase “anything of value” means anything that would reasonably be viewed as having value to a government official, including cash, gifts, meals, entertainment and Company product. The term “government official” may include employees of government agencies, government-owned businesses, such as state-owned enterprises, and a political party or political candidate in some situations.

In general, do not offer anything of value to a government official — directly or indirectly — in return for favorable treatment. You must obtain prior approval from the Chief Executive Officer before providing anything of value to a government official.

Under certain circumstances, the Company and its directors, officers or employees may be held liable for bribes paid to a government official by a third-party agent or consultant acting on the Company’s behalf. Thus, the Company’s directors, officers or employees should be especially careful when evaluating a possible Business Partner who may interact with a government official (including employees of foreign, state-owned enterprises) on behalf of the Company. Any such agent or consultant must be properly screened before being engaged, and must contractually agree to comply with the Company’s anticorruption policies. You should never engage any third-party agent or consultant if there is any reason to believe the agent or consultant may attempt to bribe a government official.

Under certain circumstances, the hiring of a foreign government official’s family members can be viewed as a bribe. Accordingly, before making an offer of employment to any family member of a foreign government official, you must obtain the prior approval of the Chief Executive Officer.

XIV.	Antitrust and Fair Competition

The Company must compete lawfully in the competitive environments in which we operate and sell our products. Accordingly, all directors, officers and employees are expected to comply with applicable antitrust and fair competition Laws in the jurisdictions where we do business. Violations of such Laws can result in serious damage to the Company’s reputation and in severe monetary and criminal penalties for the Company and those involved in the violations.

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This Code prohibits directors, officers or employees from engaging in business practices that may, depending on the circumstances of situation, be viewed as a violation of antitrust and fair competition laws, including entering into agreements, reaching “understandings” or exchanging information with the Company’s competitors about product pricing, dividing-up customers or territories, controlling the amount or volume of products produced, or standardizing payment terms or discounts or other business terms and conditions. If you happen to encounter employees or other representatives of our competitors at a trade show or other event, you should always avoid discussing any of these topics, immediately walk away from any conversation where such topics are being discussed among competitors, and promptly report the conversation to the Chief Executive Officer.

The Company’s directors, officers or employees who determine or have the ability to influence product pricing and production volumes should never meet with their peers who work for a competitor of the Company without the prior approval of the Chief Executive Officer.

XV.	Trade Restrictions

The Company must comply with all applicable trade restrictions and boycotts imposed by the United States government. Such restrictions may prohibit the Company from engaging in certain business activities in certain specified countries, or with specified individuals and entities. These restrictions include, for example, prohibitions on business activities with identified terrorist organizations or narcotics traffickers. Penalties for non-compliance with these trade restrictions may be severe, and may include fines and imprisonment for responsible individuals. The Company also must comply with United States anti-boycott laws that prohibit companies from participating in any international boycott not sanctioned by the United States government.

XVI.	Amendment, Modification, and Waiver

This Code may be amended, modified, or waived by the Board, subject to any disclosure and other provisions of the Securities Exchange Act of 1934 and other applicable Laws.

Final Version, adopted by Board of Directors on June 18, 2015	8